Filed by Vine Hill Capital Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vine Hill Capital Investment Corp.

Commission File No.: 001-42267

CoinShares Announces Q4 2025 Update (Feb 17, 2026)

17th February 2026 | SAINT HELIER, Jersey | CoinShares International Limited (“CoinShares'', “the Company” or “the Group”) (Nasdaq Stockholm: CS; US OTCQX: CNSRF), a global asset manager specialising in digital assets, has today published an update for the quarter ending 31st December 2025.

Format of the Q4 2025 update

The format of this announcement and the Q4 update made available today on the Company website differs from previous quarterly updates. As previously communicated, the Company received a waiver from Nasdaq Stockholm in respect of its Q3 2025 earnings report due to its ongoing confidential review process with the U.S. Securities and Exchange Commission (“SEC”). As the SEC review process remains ongoing, the release of a full Q4 2025 earnings report would similarly delay the U.S. business combination process.

Notwithstanding these constraints, the Company remains mindful of its disclosure obligations arising from its listing in Sweden and the importance of keeping the market appropriately informed. This announcement and the Q4 update have therefore been prepared to provide a business update at a level consistent with those obligations, while seeking to preserve the integrity and momentum of the U.S. regulatory process.

The Company expects its full annual report for 2025, to be published or otherwise made available once the audit has been finalised.

Highlights - Q4 2025

Q4 business performance and market movements

Business performance in Q4 2025 broadly tracked developments in the digital asset market. Bitcoin declined to approximately $88k at year end and Ethereum declined to approximately $2.9k from the highs seen in early October which came off the back of a strong Q3 for the Company. AuM and performance over Q4 were consistent with underlying market conditions and comparable to those seen in the first half of 2025.

Regulatory developments

Regulatory frameworks across several European markets continued to evolve in a direction generally perceived to be supportive of broader retail access to digital asset ETPs, including developments in the United Kingdom and France. These changes are structurally supportive of the Group’s long-term distribution strategy.

Product launches

During H2 2025, the Group launched the CoinShares SEI Staking ETP and the CoinShares Toncoin Staking ETP in Europe, and the CoinShares Altcoins ETF (DIME) in the United States.

AuM development

Total gross AuM showed an increase of $1.56bn over the course of Q3 but subsequently declined during Q4 by $2.20bn following negative price action in the final months of the year. The net impact of these moves resulted in year-end closing gross AuM of $7.40bn.

CoinShares Physical ETPs closed the year with total gross AuM of $2.8bn, recording net inflows of $662m across H2 2025 despite price weakness in Q4.

CoinShares XBT Provider recorded continued net outflows during H2 2025, with AuM declining in Q4 in line with underlying digital asset price movements, closing the year at AuM of $2.5bn.

The Block Index and CoinShares U.S. closed the year with gross AuM of $1.33bn and $0.76bn AuM respectively.

U.S. Transaction Progress

The Company continues to work towards completion of the proposed business combination with Vine Hill Capital Investment Corp (“Vine Hill”).

Key developments include:

●	Court directions hearing scheduled for 17 February 2026;

●	Receipt of irrevocable undertakings representing approximately 80% of issued shares and voting rights; and

●	Continued progress in the confidential SEC review process, including submission of an initial draft registration statement on Form F-4 on 21 November and an amended draft on 2 February 2026 in response to comments received from the SEC.

Financial reporting update

The Group’s financial statements, issued in accordance with IFRS accounting standards as adopted by the United Kingdom, for the year ended December 2024, together with the Group’s interim financial statements for the period ended June 2025, each containing comparative information, have been identified as requiring restatement. Such restatements arose in connection with the preparation of the U.S. registration statement, which includes financial statements issued in accordance with IFRS as issued by the IASB. Such financial statements will be available at the time the registration statement is made public in the United States. The restatements, including the quantification of the adjustments and the impact on the Group’s Total Comprehensive Income and Adjusted EBITDA, have been summarised on the Company website.

Dividend

The Board has resolved to pay a dividend for the year ended 31 December 2025 of $0.33 per share, equating to approximately $21.5 million, in advance of completion of the proposed business combination. A further announcement will be made regarding the timing of payment in due course.

For more information on CoinShares, please visit: https://coinshares.comCompany | +44 (0)1534 513 100 | enquiries@coinshares.com

Investor Relations | +44 (0)1534 513 100 | enquiries@coinshares.com

PRESS CONTACT

CoinShares
Benoît Pellevoizin bpellevoizin@coinshares.com

M Group Strategic Communications
Peter Padovano press@coinshares.com

IMPORTANT INFORMATION

General

This communication relates in part to the proposed business combination (the “Business Combination” and the other transactions contemplated by the Business Combination Agreement among CoinShares, Vine Hill, Odysseus Holdings Limited (“Holdco”) and the other parties thereto (collectively, the “Transactions”)) among Vine Hill, CoinShares and Holdco. The information contained herein does not purport to be all-inclusive and none of Vine Hill, CoinShares, Holdco or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this communication.

Additional Information and Where to Find It

In connection with the Transactions, CoinShares, Vine Hill and Holdco plan to file a Registration Statement on Form F-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a preliminary proxy statement of Vine Hill and a prospectus of Holdco relating to the offer of the securities to be issued to Vine Hill’s securityholders in connection with the completion of the Business Combination (the “Proxy Statement/Prospectus”). The definitive proxy statement and other relevant documents will be mailed to Vine Hill shareholders as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. Vine Hill, CoinShares and/or Holdco will also file other documents regarding the Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF VINE HILL AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH VINE HILL’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT VINE HILL, COINSHARES, HOLDCO AND THE TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Vine Hill, CoinShares and/or Holdco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Vine Hill Capital Investment Corp., 500 E Broward Blvd, Suite 900, Fort Lauderdale, FL 33394, or upon written request to CoinShares or Holdco at c/o CoinShares International Limited, 2nd Floor, 2 Hill Street, JE2 4UA St Helier Jersey, Channel Islands.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE

Participants in the Solicitation

Vine Hill, CoinShares, Holdco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from Vine Hill’s shareholders in connection with the Transactions. You can find information about Vine Hill’s directors, executive officers, certain of their shareholders and other members of management and employees and their interest in Vine Hill can be found in the sections entitled “Directors, Executive Officers and Corporate Governance – Conflicts of Interest,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Party Transactions” of Vine Hill’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 26, 2025 and is available free of charge at the SEC’s website at www.sec.gov and at the following URL: sec.gov/Archives/edgar/data/2025396/000101376225002707/ea0234943-10k_vinehill.htm. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

A list of the names of the directors, executive officers, other members of management and employees of CoinShares and Holdco, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement to be filed with the SEC. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of Vine Hill, CoinShares or Holdco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication includes “forward-looking statements” with respect to Vine Hill, CoinShares and/or Holdco within the meaning of the federal securities laws. These forward-looking statements include all statements other than statements of historical fact, including, without limitation, the timing of, and the satisfaction of closing conditions to, completion of the Transaction. The expectations, estimates and projections of the businesses of CoinShares and Vine Hill may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. In some cases, you can identify forward-looking statements by terminology such as “according to estimates”, “anticipates”, “assumes”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “is of the opinion”, “may”, “plans”, “potential”, “predicts”, “projects”, “targets”, “to the knowledge of”, “should”, “will”, “would”, or the negatives of these terms, variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

Such forward-looking statements are subject to risks, uncertainties, and other factors which may adversely affect CoinShares’ and Holdco’s ability to implement and achieve their plans and objectives set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CoinShares’ and Holdco’s present and future policies and plans and the environment in which CoinShares and Holdco will operate in the future. Many actual events or circumstances are outside of the control of CoinShares, Holdco or Vine Hill. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this communication. Factors that may cause such differences include, but are not limited to: (1) the Transactions not being completed in a timely manner or at all, which may adversely affect the price of Vine Hill’s and/or CoinShares’ securities; (2) the Transactions not being completed by Vine Hill’s business combination deadline; (3) failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of Vine Hill’s and CoinShares’ shareholders and obtaining the requisite Acts of the Royal Court of Jersey; (4) failure to realize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of CoinShares and Holdco to grow and manage growth profitably, build or maintain relationships with customers and retain management and key employees, capital expenditures, requirements for additional capital and timing of future cash flow provided by operating activities and the demand for digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and Holdco; (5) the level of redemptions by Vine Hill’s public shareholders which will reduce the amount of funds available for CoinShares and Holdco to execute on their business strategies and may make it difficult to obtain or maintain the listing or trading of Holdco ordinary shares on a major securities exchange; (6) failure of Holdco to obtain or maintain the listing of its securities on any securities exchange after the closing; (7) costs related to the Transactions and as a result of Holdco becoming a public company that may be higher than currently anticipated; (8) changes in business, market, financial, political and regulatory conditions; (9) volatility and rapid fluctuations in the market prices of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco; (10) failure of CoinShares’ and/or Holdco’s digital asset investment products to track their respective target benchmarks; (11) regulatory or other developments that negatively impact demand for the products and services provided by CoinShares and/or Holdco; (12) the outcome of any event, change or other circumstance that could give rise to the inability to consummate the Business Combination; (13) the outcome of any legal proceedings that may be instituted against Vine Hill, CoinShares, Holdco and/or any of their respective affiliates or others; (14) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (15) the risk that the Business Combination disrupts current plans and operations of Vine Hill and/or CoinShares as a result of the announcement and consummation of the Business Combination; (16) treatment of digital assets, including cryptocurrencies and blockchain-related alternative investments, including those offered by, or underlying those offered by, CoinShares and/or Holdco, for U.S. and foreign tax purposes; (17) challenges in implementing CoinShares and/or Holdco’s business plan due to operational challenges, significant competition and regulation; (18) being considered to be a “shell company” or “former shell company” by the securities exchange on which Holdco ordinary shares will be listed or by the SEC, which may impact the ability to list Holdco ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of Holdco’s securities; (19) trading price and volume of Holdco ordinary shares may be volatile following the Transactions and an active trading market may not develop; (20) Holdco shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities of Holdco; (21) investors may experience immediate and material dilution upon the closing as a result of the Vine Hill Class B ordinary shares held by Vine Hill Capital Sponsor I LLC, since the value of the Holdco ordinary shares received by Vine Hill Capital Sponsor I LLC in exchange for such Vine Hill Class B ordinary shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of Holdco ordinary shares at such time is substantially less than the price per share paid by investors; (22) conflicts of interest that may arise from investment and transaction opportunities involving Holdco, CoinShares, their respective affiliates and other investors and clients; (23) digital asset trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (24) risks relating to the custody of CoinShares’ and Holdco’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause CoinShares or Holdco, as applicable, to lose some or all of its digital assets; (25) a security breach, cyber-attack or other event where unauthorized parties obtain access to CoinShares’ or Holdco’s digital assets, as a result of which CoinShares or Holdco may lose some or all of their digital assets temporarily or permanently and their financial condition and results of operations could be materially adversely affected; (26) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value of digital assets and adversely affect CoinShares’ and/or Holdco’s business; (27) potential regulatory changes reclassifying certain digital assets as securities could lead to the CoinShares’ and/or Holdco’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of CoinShares’ and/or Holdco’s digital assets and the market price of CoinShares or Holdco listed securities; and (28) other risks and uncertainties included in (x) the “Risk Factors” sections of the Vine Hill Annual Report on Form 10-K and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by Holdco, CoinShares and/or Vine Hill. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. None of Vine Hill, CoinShares or Holdco undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Vine Hill’s, CoinShares’ or Holdco’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Vine Hill’s, CoinShares’ or Holdco’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Vine Hill, CoinShares or Holdco will, or are likely to, generate going forward.

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